Exhibit 10.2

May 7, 2008

Mr. Fred Spivak

[Address]

Dear Fred:

As you know, in response to current economic conditions, the Company has taken several actions to reduce costs, including cutting employee benefits. As part of this initiative, you have agreed to reduce your cash bonus guarantee for Fiscal 2008 by 12.5%. Accordingly, this letter confirms this agreement and amends your offer of employment letter, dated October 1, 2007 (“Offer Letter”), by deleting the “Cash Bonus” section in its entirety and replacing it with the following:

Cash Bonus:

You will be eligible to participate in our annual cash incentive program with a target bonus opportunity of 55% of base salary, which could provide a maximum payout of 82.5%. The cash bonus award associated with this program is dependent on Company performance. Management gains Compensation Committee approval on annual performance metrics and bonuses are determined based on Company performance against these metrics. A definitive program document governs the cash bonus program.

For Fiscal 2007, the Company paid you a cash bonus in the amount of $125,000.00 which was the guarantee provided in your Offer Letter. For Fiscal 2008, the Company will guarantee a cash bonus in the amount of $109,375.00, provided you are employed by the Company at the end of this fiscal year. This guaranteed cash bonus payment will be made in the first quarter following the year close and will be an offset against any cash bonus earned pursuant to the performance based bonus approved by the Board.

Please acknowledge your acceptance of this amendment to your Offer Letter by signing below and returning this signed letter to me.

Sincerely,	Acknowledged and Accepted:

/s/ Branka Hannon	/s/	Fred Spivak
Dated: 5/15/08